UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15(d)-16 of the Securities Exchange Act of 1934

For the Month of: May 2017

Commission File Number: 001-36136

BlueNRGY Group Limited

(Exact name of registrant as specified in its charter)

200 George Street

Level 32

Sydney 2000 NSW

AUSTRALIA

(Address of principal executive offices)

N/A

(Former name or former address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F ☒            Form 40-F ☐

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Change in Corporate Officers

The employment of Emmanuel Cotrel, as Senior Vice President, of BlueNRGY Group Limited (the “Company”) ended as of April 28, 2017. The Company has no immediate plan to replace Mr. Cotrel, although it is likely that the Board will appoint additional officers in the future.

Change in Board of Directors

Yves-Regis Cotrel resigned from the Board of Directors (“Board”) of the Company effective May 2, 2017. Mr. Cotrel is the father of Emmanuel Cotrel. The Board intends to promptly fill the vacancy created by Mr. Cotrel’s resignation from the Board, but there can be no assurance when a replacement director will be appointed. Changes in the Board Committee structure will be deferred until a replacement director is appointed.

Change in Scope of Business Activities

BlueNRGY intends to effect an orderly wind up of its UK-based subsidiary, Westinghouse Solar Ltd., and North Carolina-based, Green Earth Developers LLC. These actions will be immediately accretive to earnings from continuing operations after recognition of non-cash provisions for good will impairment associated with the discontinued business units. BlueNRGY’s long-established Australian operations are unaffected by these changes.

Press Release

On May 16, 2017, the Company issued a press release regarding the strategic realignment of its businesses and the discontinuance of certain business activities. A copy of the press release is attached as Exhibit 99.1 to this Report on Form 6-K.

The information contained in Exhibits 99.1 is being furnished to the Commission and shall not be deemed incorporated by reference into any of the Registrant’s registration statements or other filings with the Commission.

Exhibits

Exhibit Number	Exhibit Table

99.1	Press Release issued by BlueNRGY Group Limited dated May 16, 2017

Forward-Looking Statements

This Report contains forward-looking statements that involve risks and uncertainties. In some cases, forward-looking statements can be identified by words such as “anticipates,” “expects,” “believes,” “plans,” “predicts,” and similar terms. Risks, uncertainties and assumptions that could affect the Company’s forward looking statements include, among other things, the Company’s ability to recruit a replacement director acceptable to the Board and the timing of Board action to appoint such replacement or revise its Committee structure. Other risks and uncertainties include, but are not limited to, those discussed under the heading “Risk Factors” in the Company’s Annual Report filed on Form 20-F for its fiscal year ended June 30, 2014. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BlueNRGY Group Limited

May 16, 2017	By:	/s/ William Morro
William Morro Managing Director

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